Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

GRANT OF WAIVER FROM STRICT COMPLIANCE WITH

RULES A.1, A.3(a) AND B.8 OF APPENDIX 10 TO THE LISTING RULES IN RESPECT OF 10B5-1 TRADING PLAN

Reference is made to the voluntary announcement published by MINISO Group Holding Limited (the “Company”) dated September 30, 2022, in relation to the board of directors (the “Board”) of the Company being informed of the intention of Mr. Ye Guofu (“Mr. Ye”), an executive director, the chairman of the Board, the chief executive officer and the controlling shareholder of the Company, to use his personal funds to purchase up to an aggregate of US$5 million worth of the Company’s ordinary shares and/or American depository shares (“ADS”) within the next twelve months from the date of the announcement, pursuant and subject to, and consistent with, applicable laws, the relevant stock exchange rules and the Company’s securities trading policies (the “Trading Policies”).

Reference is further made to the company information sheet published by the Company today, which contains, amongst others, the updated list of waivers and exemptions obtained by the Company from strict compliance with the relevant provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

On November 15, 2022, the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) granted a waiver to the Company from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) in Appendix 10 to the Listing Rules.

Rule A.1 of the Model Code prohibits directors of a listed issuer from dealing in the securities of that issuer when in possession of inside information in relation to those securities. Rule A.3(a) of the Model Code prohibits directors of a listed issuer from dealing in securities of that issuer during certain prescribed blackout periods. Rule B.8 of the Model Code prohibits a director from dealing in any of the securities of the listed issuer without first notifying in writing and receiving a dated written acknowledgement.

Consistent with common practice in the U.S., Mr. Ye plans to enter into Rule 10b5-1 trading plan with a reputable independent securities broker to delegate authority to such broker to purchase ADSs of the Company on the New York Stock Exchange (the “NYSE”) on behalf of the relevant director in compliance with Rule 10b5-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Under U.S. securities laws, sales and purchases of securities made pursuant to a qualified Rule 10b5-1 trading plan are afforded an affirmative defense to insider trading liability under Section 10(b) and Rule 10b-5 of the Exchange Act. The 10b5-1 trading plan provides flexibility to listed companies and their insiders, including the executives and directors of the Company, who have limited windows in which they do not possess material non-public information (“MNPI”), and allow them to plan and execute future trades with greater certainty.

Through the 10b5-1 trading plan, Mr. Ye provides purchase execution instructions to the securities broker, such as the authorised maximum number or value of shares to be purchased per day or in the aggregate during the term of the trading plan, as well as the overall minimum or maximum limit price at which the shares may be purchased, and an algorithm for placing bid offers with reference to the prevailing market bid/ask price of the ADSs. The securities broker will then purchase the relevant shares in accordance with the principles of best execution, within the limits of the instructions given by Mr. Ye as stipulated in the 10b5-1 trading plan.

Due to the nature of such 10b5-1 trading plan whereby a director adopts a trading plan outside of the blackout period, which encompasses the restricted period as prescribed in paragraph A.3(a) of the Model Code and when he is not in possession of MNPI, and delegates the authority to the securities broker to subsequently execute a trade of the Company’s securities, the eventual trade of those securities may occur during the blackout period or when the director is in possession of MNPI. The Company has therefore sought and obtained a waiver from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code subject to the Company continuing to be listed on NYSE.

The Stock Exchange has granted a waiver from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code in relation to the proposed Rule 10b5-1 trading plan to be entered into by Mr. Ye, subject to the conditions that:

(a)	the Company’s ADSs remain listed on NYSE;

(b)	the Rule 10b5-1 trading plan comply with the requirements of Rule 10b5-1 of the Exchange Act;

(c)	before entering into a Rule 10b5-1 trading plan, the relevant director shall notify in writing the designated insider trading compliance officer of the Company, who is a director designated by the board of the Company to be in charge of the execution and compliance of the Company’s Trading Policies; and

(d)	the Company discloses such waiver in an announcement and its company information sheet to be published on the website of the Stock Exchange.

For future 10b5-1 trading plans, the Company may make further waiver applications on an individual basis on behalf of its directors.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, December 1, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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